Filed by Oi S.A.

Pursuant to Rules 425 and 163 of the Securities Act of 1933

Subject Company: Oi S.A.

Commission File No.: 001-15256

Subject Company: Portugal Telecom SGPS S.A.

Commission File No.: 001-13758

THE FOLLOWING ARE MATERIALS MADE PUBLIC BY OI S.A. RELATING TO THE (1) THE PROPOSED CAPITAL INCREASE AND RELATED PUBLIC OFFERING OF COMMON SHARES AND PREFERRED SHARES BY OI S.A. (“OI”), (2) THE PROPOSED MERGER OF SHARES (INCORPORAÇÃO DE AÇÕES) BETWEEN TELEMAR PARTICIPAÇÕES S.A. (“TMARPART”) OR ANOTHER COMPANY IDENTIFIED FOR THIS PURPOSE (“CORPCO”) AND OI, AND (3) THE PROPOSED MERGER (INCORPORAÇÃO) OF PORTUGAL TELECOM, SGPS, S.A. (“PORTUGAL TELECOM”) WITH AND INTO CORPCO.

Additional Information and Where to Find It:

This communication is not an offering document and does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval in any jurisdiction in which distribution of an offering document or such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of that jurisdiction.

This communication may contain information related to (1) the proposed capital increase and related public offering of common shares and preferred shares by Oi, (2) the proposed merger of shares (incorporação de ações) between CorpCo and Oi, and (3) the proposed merger (incorporação) of Portugal Telecom with and into CorpCo.

Oi may file a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (the “SEC”) for the offering of its common shares and preferred shares to be issued in connection with its proposed capital increase. Before you invest, you should read the prospectus in that registration statement and other documents Oi has filed with the SEC for more complete information about Oi and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, Oi will arrange to send you the prospectus after filing if you request it by calling toll-free 1-855-672-2332.

In connection with the proposed merger of shares between CorpCo and Oi and the proposed merger of Portugal Telecom with and into CorpCo, CorpCo or one of its affiliates plans to file with the SEC (1) one or more registration statements on Form F-4, containing a prospectus or prospectuses which will be mailed to shareholders of Oi and/or Portugal Telecom, as applicable (other than non-U.S. persons as defined in applicable rules of the SEC), and (2) other documents regarding this proposed merger.

We urge investors and security holders to carefully read the relevant prospectuses and other relevant materials when they become available as they will contain important information about the proposed capital increase, proposed merger of shares and proposed merger.

Investors and security holders will be able to obtain the documents filed with the SEC regarding the proposed mergers, when available, free of charge on the Commission’s website at www.sec.gov or from CorpCo or Oi.

Special Note Regarding Forward-Looking Statements:

This communication contains certain forward-looking statements. Statements that are not historical facts, including statements about our beliefs and expectations, business strategies, future synergies and cost savings, future costs and future liquidity are forward-looking statements. The words “will,” “may,” “should,” “could,” “anticipates,” “intends,” “believes,” “estimates,” “expects,” “plans,” “targets,” “goal” and similar expressions, as they relate to CorpCo, TmarPart, Oi or Portugal Telecom, are intended to identify forward-looking statements and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, tendencies or expected results will actually occur. Such statements reflect the current views of management of Oi and are subject to a number of risks and uncertainties. These statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, corporate approvals, operational factors and other factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations. All forward-looking statements attributable to us, or persons acting on our behalf, are expressly qualified in their entirety by the cautionary statements set forth in this paragraph. Undue reliance should not be placed on such statements. Forward-looking statements speak only as of the date they are made. Except as required under the U.S. federal securities laws and the rules and regulations of the SEC or of regulatory authorities in other applicable jurisdictions, we do not have any intention or obligation to update or to publicly announce the results of any revisions to any of the forward-looking statements to reflect actual results, future events or developments, changes in assumptions or changes in other factors affecting the forward-looking statements. You are advised, however, to consult any further disclosures CorpCo, TmarPart, Oi or Portugal Telecom make on related subjects in reports and communications CorpCo, TmarPart, Oi or Portugal Telecom file with the SEC.

EXHIBIT INDEX

Exhibit Number	Description of Document

1	Material Fact, dated January 30, 2014 (English translation).